Exhibit 99.10

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name and report evaluating a portion of Cenovus Energy Inc.’s oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs, and the information derived from our report, as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2024 and Cenovus Energy Inc.’s registration statements on Form F-10 (File No. 333-275322), Form S-8 (File Nos. 333-163397, 333-251886 and 333-283967) and Form F-3D (File No. 333-202165) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.
McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael J. Verney

Michael J. Verney, P. Eng.
Executive Vice President

Calgary, Alberta
February 20, 2025

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary, AB, T2P 1G1 Tel: (403) 262-5506 www.mcdan.com